Filed Pursuant to Rule 433

Registration No. 333-266624-05

ENTERGY ARKANSAS, LLC

$300,000,000

First Mortgage Bonds,

5.30% Series due September 15, 2033

Final Terms and Conditions

August 14, 2023

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	August 14, 2023

Settlement Date (T+3)(2):	August 17, 2023

Principal Amount:	$300,000,000

Interest Rate:	5.30%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2024

Final Maturity Date:	September 15, 2033

Optional Redemption Terms:	Make-whole call at any time prior to June 15, 2033 at a discount rate of Treasury plus 20 bps and, thereafter, at par.

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price:	97–19

Benchmark Treasury Yield:	4.172%

Spread to Benchmark Treasury:	+120 bps

Re-offer Yield:	5.372%

Price to Public:	99.439% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$296,367,000

CUSIP / ISIN:	29366M AE8 / US29366MAE84

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Stephens Inc.

Co-Manager:	Mischler Financial Group, Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about August 17, 2023, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or (iv) Stephens Inc. toll-free at 1-800-643-9691.

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